UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO. )*

                            Everlast Worldwide, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.002
                         (Title of Class of Securities)

                                    300355104
                                 (CUSIP Number)

                                February 8, 2006
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  212,257

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  212,257

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  212,257

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors II, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  26,891

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  26,891

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  26,891

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors (Offshore) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  87,910

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  87,910

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  87,910

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.7%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Asset Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  327,058

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  327,058

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  327,058

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Blair E. Sanford

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  327,058

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  327,058

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  327,058

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Everlast Worldwide, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1350 Broadway, Suite 2300
         New York, New York 10018


ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

     - Burlingame Equity Investors, LP ("Onshore Fund").

     - Burlingame Equity Investors II, LP ("Onshore Fund II").

     - Burlingame Equity Investors (Offshore) Ltd. ("Offshore Fund").

     - Burlingame Asset Management, LLC ("BAM").

     - Blair E. Sanford ("Mr. Sanford").

     BAM is the general partner of each of the Onshore Fund and Onshore Fund II, and the investment manager of the Offshore Fund. Mr. Sanford is the managing member of BAM. BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Onshore Fund, Onshore Fund II and the Offshore Fund.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of the Onshore Fund, Onshore Fund II, BAM and Mr. Sanford is One Sansome Street, Suite 2900, San Francisco, California 94104.

     The business address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Sanford is a citizen of the United States.

     BAM is a limited liability company formed under the laws of the State of Delaware.

     Each of the Onshore Fund and Onshore Fund II is a limited partnership formed under the laws of the State of Delaware.

     The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.002 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     300355104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i)   The Onshore Fund beneficially owns 212,257 shares of Common
                Stock.

          (ii) The Onshore Fund II beneficially owns 26,891 shares of Common Stock.

          (iii) The  Offshore  Fund  beneficially  owns 87,910  shares of Common
                Stock.

          (iv) BAM, as the general partner of the Onshore Fund and Onshore Fund II, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 327,058 shares of Common Stock held by them.

          (v) Mr. Sanford may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BAM.

          (vi) Collectively, the Reporting Persons beneficially own 327,058 shares of Common Stock.

     (b)  Percent of Class:

          (i) The Onshore Fund's beneficial ownership of 212,257 shares of Common Stock represents 6.4% of all of the outstanding shares of Common Stock.

          (ii) The Onshore Fund II's beneficial ownership of 26,891 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

          (iii) The Offshore Fund's beneficial ownership of 87,910 shares of Common Stock represents 2.7% of all of the outstanding shares of Common Stock.

          (iv) BAM's and Mr. Sanford's beneficial ownership of 327,058 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

          (v) Collectively, the Reporting Persons' beneficial ownership of 327,058 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Not applicable.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 212,257 shares of Common Stock held by the Onshore Fund.

                The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 26,891 shares of Common Stock held by the Onshore Fund II.

                The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 87,910 shares of Common Stock held by the Offshore Fund.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 212,257 shares of Common Stock beneficially held by the Onshore Fund.

                The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 26,891 shares of Common Stock beneficially held by the Onshore Fund II.

                The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 87,910 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 20, 2006

                  BURLINGAME EQUITY INVESTORS, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                      By: /s/ Blair E. Sanford
                          -------------------------------------
                              Blair E. Sanford, Managing Member


                  BURLINGAME EQUITY INVESTORS II, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                      By: /s/ Blair E. Sanford
                          -------------------------------------
                              Blair E. Sanford, Managing Member


                  BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.


                  By: /s/ Blair E. Sanford
                      -------------------------------------
                          Blair E. Sanford, Director


                  BURLINGAME ASSET MANAGEMENT, LLC


                  By: /s/ Blair E. Sanford
                      -------------------------------------
                          Blair E. Sanford, Managing Member


                  /s/ Blair E. Sanford
                  --------------------
                      Blair E. Sanford

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Everlast Worldwide, Inc. dated as of February 20, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 20, 2006

                  BURLINGAME EQUITY INVESTORS, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                      By: /s/ Blair E. Sanford
                          -------------------------------------
                              Blair E. Sanford, Managing Member


                  BURLINGAME EQUITY INVESTORS II, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                      By: /s/ Blair E. Sanford
                          -------------------------------------
                              Blair E. Sanford, Managing Member


                  BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.


                  By: /s/ Blair E. Sanford
                      -------------------------------------
                          Blair E. Sanford, Director


                  BURLINGAME ASSET MANAGEMENT, LLC


                  By: /s/ Blair E. Sanford
                      -------------------------------------
                          Blair E. Sanford, Managing Member


                  /s/ Blair E. Sanford
                  --------------------
                      Blair E. Sanford

                                    EXHIBIT B

Burlingame Equity Investors, LP

Burlingame Equity Investors II, LP

Burlingame Equity Investors (Offshore) Ltd.

Burlingame Asset Management, LLC

Blair E. Sanford